EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release

April 3, 2002

STORAENSO

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Reduction in Stora Enso share capital

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso's share capital has been reduced through the cancellation of Stora Enso shares held by the company, as decided by the AGM on 19 March 2002. The share capital was reduced by EUR 13 826 100 through the cancellation of 813 200 Series A shares and 7 319 800 Series R shares. This reduction in share capital was registered in the Finnish Trade Register on 3 April 2002.

Following this cancellation of shares, there are 183 460 385 Series A and 716 317 914 Series R Stora Enso shares. The new share capital is EUR 1 529 623 108.30.

For further information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso's sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43 000 persons are employed in more than 40 countries and the Company's shares are listed in Helsinki, New York and Stockholm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2002

STORA ENSO OYJ

By:______________________________
Name: Esko Mäkeläinen
Tile: Senior Executive Vice President, Accounting and Legal Affairs

By:______________________________
Name: Jyrki Kurkinen
Tile: General Counsel